EXHIBIT “A”

ALLERGY FREE AUDITED FINANCIAL STATEMENTS AND UNAUDITED
CONDENSED FINANCIAL STATEMENTS

ALLERGY FREE, LLC

ALLERGY FREE, LLC

Report of Independent Registered Public Accounting Firm

To the Common Members
Allergy Free, LLC

We have audited the accompanying balance sheets of Allergy Free, LLC as of December 31, 2003 and 2002, and the related statements of operations and members’ deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allergy Free, LLC as of December 31, 2003 and 2002, and its results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1, the Company has experienced recurring net losses resulting in a members’ deficiency of $2,929,138. In addition, the Company has a working capital deficiency of $632,645 as of December 31, 2003. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans as to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ J.H. Cohn LLP

San Diego, California
April 8, 2004, except for Note 11 as
to which the date is October 6, 2004

ALLERGY FREE, LLC

BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002

Current assets:
Cash and cash equivalents	$128,005	$70,158
Accounts receivable, less allowance for doubtful
accounts of $500	6,758	2,562
Inventory	84,140	120,783
Other current assets	11,721	37,211

Total current assets	230,624	230,714

Property and equipment, net	185,297	275,299

Totals	$415,921	$506,013

LIABILITIES AND MEMBERS’ DEFICIENCY

Current liabilities:
Current portion of notes payable	$227,818	$320,000
Advance from related party	65,000
Accounts payable	92,454	136,740
Accrued expenses	276,551	290,047
Interest payable	201,446	69,229

Total current liabilities	863,269	816,016

Notes payable, net of current potion	219,390
Notes payable - investors	2,262,400	2,045,000

Total liabilities	3,345,059	2,861,016

Commitments
Members’ Contributions	0	0
Members’ deficiency	(2,929,138)	(2,355,003)

Totals	$415,921	$506,013

ALLERGY FREE, LLC

STATEMENTS OF OPERATIONS AND MEMBERS’ DEFICIENCY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

Sales	$2,258,213	$3,787,164
Cost of sales	756,513	1,255,038

Gross profit	1,501,700	2,532,126

Operating expenses:
Selling	1,296,206	2,265,974
General and administrative expenses	586,217	638,415

Totals	1,882,423	2,904,389

Loss from operations	(380,723)	(372,263)

Other income (expense):
Gain on sale of assets	2,050	1,550
Other expense	(6,000)	(6,000)
Interest income	27	8,641
Interest expense	(189,489)	(161,470)

Totals	(193,412)	(157,279)

Net loss	(574,135)	(529,542)

Members’ deficiency, beginning of year	(2,355,003)	(1,825,461)

Members’ deficiency, end of year	$(2,929,138)	$(2,355,003)

ALLERGY FREE, LLC

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Operating activities:
Net loss	$(574,135)	$(529,542)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	95,979	102,454
Gain on sale of assets	(2,050)	(1,550)
Changes in operating assets and liabilities:
Accounts receivable	(4,196)	7,728
Inventory	36,643	107,413
Other current assets	25,490	(20,855)
Interest payable	132,217	48,207
Accounts payable	192,651	(33,880)
Accrued expenses	(13,496)	(77,370)

Net cash used in operating activities	(110,897)	(397,395)

Investing activities:
Purchases of property and equipment	(10,927)	(46,708)
Proceeds from sale of property and equipment	7,000	8,554
Final payment for acquisition of company		(640,000)

Net cash used in investing activities	(3,927)	(678,154)

Financing activities:
Advance from related party	65,000
Proceeds from note payable	80,435	320,000
Principal payment of notes payable	(190,164)
Proceeds from issuance of notes payable - investors	217,400	170,000

Net cash provided by financing activities	172,671	490,000

Net increase (decrease) in cash and cash equivalents	57,847	(585,549)

Cash and cash equivalents, beginning of year	70,158	655,707

Cash and cash equivalents, end of year	$128,005	$70,158

Supplementary disclosure of cash flow data:
Interest paid	$57,272	$113,263

Supplementary disclosure of non-cash financing activity:
Account payable converted to note payable	$236,937

ALLERGY FREE, LLC

Note 1 - Nature of activities and summary of significant accounting policies:

Nature of activities and organization:

Allergy Free, LLC (the “Company”) was established to acquire certain assets and liabilities of Allergy Free L.P. The Company is a limited liability company registered in the State of California that designs, markets and manufactures allergen-reducing products. The Company’s products are sold throughout North America.

The liability of the Company’s members (the “Member”) is limited to those stated in the LLC Operating Agreement or to those stated in other agreements to which each Member is a party. The Company shall be dissolved as of the earlier of the following: (a) a judicial dissolution pursuant to Section 17351 of the Corporations Code, (b) the manager elects to dissolve the Company, (c) the sale or other liquidation of all or substantially all of the assets of the Company, or (d) on September 30, 2025, unless extended by vote of Members.

Basis of presentation:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of business. Successful transition to profitable operations is dependent upon obtaining a level of sales adequate to support the Company’s cost structure. The Company has suffered recurring losses resulting in a members’ deficiency of $2,929,138 and a working capital deficiency of $632,645 as of December 31, 2003. Management intends to continue to finance operations primarily through its potential ability to generate cash flows from equity offerings following its merger with a public company (see Note 10). However, there can be no assurance that the Company will be able to obtain such financing or internally generate cash flows, which may impact the Company’s ability to continue as a going concern. The accompanying balance sheet does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the potential inability of the Company to continue as a going concern.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

ALLERGY FREE, LLC

Note 1 - Nature of activities and summary of significant accounting policies (continued):

Cash and cash equivalents:

The Company maintains its cash in bank deposit accounts at various financial institutions. Highly–liquid investments with original maturities of three months or less when purchased are considered to be cash equivalents. The balances, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Inventory:

Inventory primarily consists of finished products which include all direct costs, such as labor and materials, and those indirect costs which are related to production, such as indirect labor, supplies, rent and depreciation costs. Raw materials are stated at the lower of costs (first-in, first-out) or market value. Inventory is reduced by provisions for excess and slow moving commensurate with known or estimated exposures.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from two to ten years. Leasehold improvements are amortized over the shorter of their useful lives or the term of the related lease.

Advertising:

The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations were $263,935 and $1,190,924 in 2003 and 2002, respectively.

Revenue recognition:

The Company recognizes revenue from product sales upon shipment of goods, with a provision for estimated returns recorded at that time. In addition, a provision for potential warranty claims is provided for at the time of sale, based on warranty terms and the Company’s prior experience.

The Company sells most of its products on a prepaid basis. Once the credit payment has been verified, the Company ships the products. Limited terms are extended to selected customers. Credit is extended for a 30-day term. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit considerations.

ALLERGY FREE, LLC

Note 1 - Nature of activities and summary of significant accounting policies (concluded):

Income taxes:

The Company is not a tax paying entity for federal income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members in their respective returns. However, in the State of California, limited liability companies are subject to an annual fee based on the gross income of the company. This amount is included in other expenses.

Valuation of long-lived assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Note 2 - Inventory:

Inventory as of December 31, 2003 and 2002 consists of the following:

	2003	2002

Raw materials	$26,702	$70,810
Work in process	4,295	6,275
Finished goods	53,143	43,698

Totals	$84,140	$120,783

Note 3 - Property and equipment:

Property and equipment as of December 31, 2003 and 2002 consists of the following:

	2003	2002

Furniture and fixtures	$264,615	$264,715
Machinery and equipment	82,868	96,368
Computer equipment	66,218	51,132
Leasehold improvements	70,478	74,537

	484,179	486,752
Less accumulated depreciation and amortization	298,882	211,453

Totals	$185,297	$275,299

ALLERGY FREE, LLC

Note 4 - Warranty reserves:

The Company accrues an estimate of its exposure to warranty claims based on both current and historical product sales data and warranty costs incurred. The air filters produced and sold by the Company carry a ten-year warranty. The Company assesses the adequacy of its recorded warranty liability annually and adjusts the amount as necessary. The warranty liability is included in accrued liabilities in the accompanying financial statements. As of December 31, 2003, the warranty accrual was $130,961. The majority of the warranty accrual relates to products that were sold prior to the Company’s acquisition of Allergy Free L.P. in November 2000. As part of the asset purchase agreement, the Company is obligated to provide the warranty coverage on these products through their original warranty period. Changes in the Company’s warranty liability were as follows:

	2003	2002

Warranty accrual, beginning of year	$130,961	$124,818
Warranties issued during the year	4,445	8,729
Adjustments to preexisting accruals	(3,745)
Actual warranty expenditures	(700)	(2,586)

Warranty accrual, end of year	$130,961	$130,961

Note 5 - Notes payable:

Notes payable at December 31, 2003 and 2002 consists of the following:

	2003	2002

Non-interest bearing promissory note issued to a vendor, due in May 2004 with interest imputed at 5%	$98,725

Line of credit with a financial institution restructured to a term loan in 2003, due in July 2006, in monthly installments of $12,085 with interest rate at the bank’s index rate plus 1.5% (5.5% at December 31, 2003)	348,483	$320,000

	447,208	320,000

Less current portion	227,818	320,000

Long-term portion	$219,390	$—

ALLERGY FREE, LLC

Note 5 - Notes payable (concluded):

Principal payments on the above obligations in each of the years subsequent to December 31, 2003 are as follows:

Year Ending December 31	Amount

2004	$227,818
2005	136,590
2006	82,800

Total	$447,208

Note 6 - Investors’ notes payable:

The Company obtained five separate rounds of funding from a group of investors over the last four years to finance the original acquisition of Allergy Free L.P. and support the operations of the Company. The promissory notes (“Notes”) were issued with convertible preferred membership shares to the investors. The number of preferred shares issued was equal to the product of 1.3 times the principal amount of the Notes. The conversion features of these preferred shares are described in Note 6. Since all existing common membership shares were issued at zero value, the convertible preferred shares issued were also accounted for at zero value.

Investors’ notes payable at December 31, 2003 and 2002 consisted of the following:

	2003	2002

Investors’ notes payable with interest at 8%,
due on December 1, 2010	$1,500,000	$1,500,000
Investors’ notes payable with interest at 8%,
due on December 15, 2011	375,000	375,000
Investors’ notes payable with interest at 8%,
due on September 1, 2012	115,000	115,000
Investors’ notes payable with interest at 8%,
due on January 2, 2013	55,000	55,000
Investors’ notes payable with interest at 8%,
due on October 1, 2013	217,400

Totals	$2,262,400	$2,045,000

ALLERGY FREE, LLC

Note 7 - Members’ equity:

Members have made no contributions to equity of the Company. The Company was capitalized through the investor notes payable described in Note 6. Holders of investor notes payable are entitled to payment of principal and interest on their investor notes prior to any distribution with respect to membership interests. Membership interest of the Company consists of two classes: preferred shares and common shares, holders of which are referred to as preferred class members and common class members. The LLC Operating Agreement stipulates the following membership interest, voting rights and allocation of the Company’s profit and losses.

The preferred shares shall automatically convert to common shares upon each payment of principal on the Notes. The number of preferred shares that will convert on a principal payment shall be determined based upon the ratio that the amount of principal paid bears to the original principal amount of the Note. Each five and two-tenths preferred shares that automatically converts shall convert into one common share. In the event that the Notes have not been paid in full on or before five years after the date issued, the preferred shares relating to such Notes, which have not automatically converted, shall be convertible into common shares at the option of the holder of the preferred shares by written notice to the Company at the rate of one common share for each preferred share.

Membership interests have voting rights and share in the Company’s net income, if any, and losses.

The net losses of the Company are allocated as follows: First, until each member’s capital account balance is zero, net losses shall be allocated to the members with positive capital account in accordance with their respective percentage interests. Thereafter, net losses shall be allocated to the members in accordance with their respective percentage interests.

The net income of the Company, if any, will be allocated as follows: First, to the members to the extent of cumulative net losses attributable to operations allocated to each member for all years prior to the allocation of such net income. Second, to the members pro rata based upon their percentage interests.

At December 31, 2003 and 2002, there were 1,730,000 and 1,610,000 common membership interests available and issued, respectively.

At December 31, 2003 and 2002, there were 2,941,120 and 2,658,500 preferred membership interest available and issued, respectively.

ALLERGY FREE, LLC

Note 8 - Stock-based compensation:

As of December 31, 2003, the Company granted an aggregate of 120,000 common share membership interests as incentive compensation to certain employees. Employee membership interests vest over a four-year period so long as the employee remains affiliated with the Company. Employee members’ affiliation with the Company includes performance of services for the Company. The vesting schedule for the employee members’ interests is 25% after one year from the date of issuance and 1/48th of the total per month for years 2 through 4.

Neither preferred shareholders nor common shareholders have ever contributed any capital to the Company. Additionally, there is no active market for the trading of membership shares and the Company has never earned a profit. Therefore, all shareholders have zero or negative capital account balances. Since in a liquidation of the assets of the Company the shareholders would not receive anything for their interests, until the Company has earnings, no value has been attributed to the common shares granted to the employees. Hence no incentive compensation was expensed in conjunction with the issuance of these common shares.

Note 9 - Commitments:

License agreements

The Company has a license agreement with a third party for use of its design to manufacture air filters. The license agreement provides for royalty payments based on a percentage of net sales of certain products. The term of the license agreement is the longer of (i) the life of the licensed patent or (ii) ten years from date of first commercial sale of the product. Royalty expenses under the license agreement were $25,712 and $43,920 in 2003 and 2002, respectively.

Operating leases:

The Company has entered into operating leases for office space and office equipment. The office space lease agreements provide for extensions of the leases. Total rent expense for all operating leases was $136,049 and $175,214 in 2003 and 2002, respectively.

Minimum future payments under the operating leases in years subsequent to December 31, 2003 are as follows:

Year Ending December 31,	Amount

2004	$154,307
2005	56,898

Total	$211,205

ALLERGY FREE, LLC

Note 10- Related party transactions:

During 2003, the Company received advances from a related party, which bear interest at 5.5% per annum with no fixed repayment terms. As of December 31, 2003, the accrued and unpaid interest on the advance was insignificant.

The Company also leases office space from the related party. Rent expense relating to this lease amounted to $15,602 and $7,000 in 2003 and 2002, respectively.

Note 11- Subsequent event:

On March 18, 2004, the Company entered into an Asset Purchase Agreement with Planet Polymer Technologies, Inc. (“Planet”) as amended June 11, 2004 and October 6, 2004, in which Planet will acquire all of the assets and assume certain of the liabilities of the Company for a consideration of approximately $274,300 in the form of a subordinated convertible note plus 82,732,970 shares of Planet’s common shares. Since the Members of the Company will receive the majority of the voting shares of Planet, the current president of the Company will become the president of Planet and since representatives of the Company will hold three of the five seats on Planet’s Board of Directors, the merger will be accounted for as a recapitalization of the Company, whereby the Company will be the accounting acquirer (legal acquiree) and Planet will be the accounting acquiree (legal acquirer). The acquisition is expected to be completed in 2004 and will be accounted for using the purchase method.

ALLERGY FREE, LLC

CONDENSED BALANCE SHEET
(UNAUDITED)

June 30, 2004

ASSETS
Current assets:
Cash and cash equivalents	$47,863
Accounts receivable, less allowance for doubtful
accounts of $500	7,360
Inventory	21,880
Other current assets	13,920

Total current assets	91,023

Property and equipment, net	136,077
Deferred acquisition costs	21,886

Totals	$248,986

LIABILITIES AND MEMBERS’ DEFICIENCY

Current liabilities:
Current portion of notes payable	$129,093
Advance from related party	135,000
Accounts payable	326,516
Accrued expenses	239,713
Interest payable	296,818

Total current liabilities	1,127,140

Notes payable, net of current potion	155,896
Investors’ notes payable	2,337,400

Total long-term liabilities	2,493,296

Total liabilities	3,620,436

Commitments

Members’ deficiency	(3,371,450)

Totals	$248,986

ALLERGY FREE, LLC

CONDENSED STATEMENTS OF OPERATIONS & MEMBERS’ DEFICIENCY
(UNAUDITED)

	Six months ended June 30,

	2004	2003

Sales	$720,438	$1,323,956
Cost of sales	251,895	418,472

Gross profit	468,543	905,484

Operating expenses:
Selling	347,594	860,538
General and administrative expenses	455,870	295,805

Totals	803,464	1,156,343

Loss from operations	(334,921)	(250,859)

Other income (expense):
Other expense	(3,000)	(3,000)
Interest expense	(104,391)	(91,978)

Totals	(107,391)	(94,978)

Net loss	(442,312)	(345,837)

Members’ deficiency - beginning of period	(2,929,138)	(2,355,003)

Members’ deficiency - ending of period	$(3,371,450)	$(2,700,840)

ALLERGY FREE, LLC
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six months ended June 30,

	2004	2003

Operating activities:
Net loss	$(442,312)	$(345,837)
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	46,856	49,107
Gain on sale of assets
Reduction of inventory reserve
Changes in operating assets and liabilities:
Accounts receivable	(602)	(2,179)
Other current assets	(2,199)	2,218
Inventory	62,260	24,671
Interest payable	95,372	45,532
Accounts payable	141,319	(61,481)
Accrued expenses	55,905	(31,769)

Net cash used in operating activities	(43,401)	(319,738)

Investing activities:
Purchases of property and equipment
Proceeds from sale of property and equipment	2,364	4,160
Final payment for acquisition of company

Net cash provided by investing activities	2,364	4,160

Financing activities:
Advance from related party	70,000
Proceeds from note payable		80,000
Vendor promissory note		217,195
Principal payment of notes payable	(162,219)
Proceeds from issuance of investors’ notes payable	75,000
Deferred acquisition costs	(21,886)

Net cash provided (used) in financing activities	(39,105)	297,195

Net decrease in cash and cash equivalents	(80,142)	(18,383)

Cash and cash equivalents, beginning of period	128,005	70,158

Cash and cash equivalents, end of period	$47,863	$51,775

Supplemental disclosures of cash flow data:
Cash paid for interest	$9,019	$36,722

Non-cash transactions:
Account payable converted to note payable		$217,195

ALLERGY FREE, LLC

1.             Basis of Presentation

                In management’s opinion, the accompanying unaudited financial statements of Allergy Free, LLC (“Allergy Free” or the “Company”) have been prepared in accordance with the interim reporting requirements of the Proxy Statement, pursuant to the rules and regulations of the Securities and Exchange Commission. However, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

                In management’s opinion, all adjustments (consisting of only normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2004, are not necessarily indicative of results that may be expected for the year ending December 31, 2004. For additional information, refer to the Company’s financial statements and notes thereto for the year ended December 31, 2003, contained in the Company’s audited financial statements for the fiscal year ended December 31, 2003.

2.             Liquidity and Capital Resources

financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. For the six months ended June 30, 2004 the Company incurred a loss of $442,312. As of June 30, 2004, the Company had an accumulated members’ deficiency of $3,371,450. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Successful transition to profitable operations will be dependent upon obtaining a level of sales adequate to support the Company’s cost structure. Management intends to continue to finance operations primarily through debt and/or equity financing and internally generated cash flows through a merger with a public company, (see Note 5). However, there can be no assurance that the Company will be able to obtain such financing or internally generate cash flows, which may impact the Company’s ability to continue as a going concern. The accompanying balance sheet does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

3.             Income taxes

                The Company is not a tax paying entity for federal income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members in their respective returns. However, in the State of California, limited liability companies are subject to an annual fee based on the gross income of the company. This amount is charged to other expenses.

4.             Notes payable

                Notes payable at June 30, 2004 consists of a term note with a financial institution, due in July 2006, payable in monthly installments of $12,085 with interest rate at bank’s index rate plus 1.5%. The outstanding balance of this note at June 30, 2004 was $284,989.

ALLERGY FREE, LLC

5.             Investors’ notes payable

                The Company obtained five separate rounds of funding from a group of investors over the last four years to finance the original acquisition of Allergy Free L.P. and support the operations of the Company. The promissory notes (the “Notes”) were issued with convertible preferred membership shares to the investors. The number of preferred shares issued was equal to the product of 1.3 times the principal amount of the Notes. The conversion features of these preferred shares are described in Note 6. Since all existing common membership shares were issued at zero value, the convertible preferred shares issued were also accounted for at zero value.

6.             Acquisition

                On March 18, 2004, the Company entered into an Asset Purchase Agreement with Planet Polymer Technologies, Inc. (“Planet”) as amended June 11, 2004 and October 6, 2004, in which Planet will acquire all assets of and assume certain of the liabilities of the Company for a consideration of approximately $274,300 in the form of a subordinated convertible note plus 82,732,970 shares of Planet’s common shares. Since the Members of the Company will receive the majority of the voting shares of Planet, the current president of the Company will become the president of Planet and since representatives of the Company will hold three of the five seats on Planet’s Board of Directors, the merger will be accounted for as a recapitalization of the Company, whereby the Company will be the accounting acquirer (legal acquiree) and Planet will be the accounting acquiree (legal acquirer). The acquisition is expected to be completed in 2004 and will be accounted for using the purchase method.